FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

March, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, March 04, 2014

Mr. Fernando Coloma C.

Superintendent for Securities and Insurance Companies

Av. Libertador General Bernardo O’Higgins 1449

Santiago

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, subsection 2, of the Securities Market Law 18,045, and the provisions of General Norm N° 346 of the Superintendence, duly authorized, I hereby inform you of a significant event:

At its meeting held on February 28, 2014, the Board of Directors of Empresa Nacional de Electricidad S.A., unanimously by those in attendance, agreed to propose a final dividend distribution of 50% of the Company´s 2013 net income at the Ordinary Shareholder´s meeting to be held on April 22, 2014.

The total dividend for the period is Ch$176,963,389,500, which represents a total dividend payment of Ch$21.57628 per share, of which Ch$3.87772 per share will be deducted, as this interim dividend was paid in January 2014. This results in a final net dividend to be paid of Ch$17.69856 per share.

All shareholders registered in the Shareholders’ Register of the Company on the fifth working day prior to April 22, 2014 are entitled to this dividend.

Yours sincerely,

Joaquín Galindo V.

Chief Executive Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: March 04, 2014